[Eversheds Sutherland (US) LLP Letterhead]

October 27, 2021

VIA EDGAR

Daniel Greenspan, Esq.
Megan Miller
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Capital Southwest Corporation
    Registration Statement on Form N-2 Filed on September 10, 2021
File No. 333-259455

Dear Mr. Greenspan and Ms. Miller:

On behalf of Capital Southwest Corporation (the “Company”), set forth below are the Company’s responses to the (i) comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on October 6, 2021 and October 14, 2021 with respect to the Company’s registration statement on Form N-2 (File No. 333-259455), filed with the SEC on September 10, 2021 (the “Registration Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Registration Statement are referenced in the responses set forth below, such revisions have been included in Pre-Effective Amendment No. 1 to the Registration Statement filed with the SEC on October 27, 2021 (the “Amended Registration Statement”).

Legal Comments

1.The Staff refers to the third full paragraph on page 3 of the Registration Statement. Please revise the disclosure relating to the exemptive relief received by the Company to refer to the senior securities of SBIC I rather than the debt of SBIC I guaranteed by the SBA.

Response: The Company has revised page 3 of the Amended Application to reflect the Staff’s comment.

2.The Staff refers to footnote 10 on page 31 of the Registration Statement that statements that “[t]he investment has an unfunded commitment as of June 30, 2021.” On a supplemental basis, please provide a representation that the Company reasonably believes that its assets will provide adequate cover that will allow it to satisfy its unfunded commitments, and provide an explanation as to why the Company believes it will be able to provide for its unfunded commitment.

Response: The Company respectfully advises the Staff on a supplemental basis that the Company reasonably believes its assets will provide adequate coverage to satisfy its unfunded commitments due to the Company’s available cash and available borrowings under the Company’s senior secured credit facility (the “Credit Facility”). As of June 30, 2021, the Company had cash and cash equivalents of $16.5 million and $146.7 million in available borrowings under the Credit Facility.

Accounting Comment

1.Please explain how the information included under the section titled “Financial Highlights” on page 10 of the Registration Statement complies with general instruction 3 to Item 4 of the Form N-2 (“General Instruction 3”).

Response: The Company respectfully advises the Staff on a supplemental basis that General Instruction 3 requires presenting information for each of the last ten fiscal years of the registrant but only for periods subsequent to the effective date of the registrant’s first registration statement filed pursuant to the Securities Act of 1933, as amended (the “Securities Act”). The effective date of the registrant’s first Securities Act registration statement was November 1, 2017 and therefore, in accordance with General Instruction 3, the information incorporated by reference into the “Financial Highlights” section presents information for the fiscal years ended March 31, 2017 through 2021.

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176, Payam Siadatpour at (202) 383-0278 or Sara Sabour at (202) 383-0806.

Sincerely,

/s/ Steven B. Boehm____
Steven B. Boehm

Cc:     Bowen S. Diehl, President and Chief Executive Officer
Michael S. Sarner, Chief Financial Officer, Treasurer and Secretary
    Payam Siadatpour, Esq., Eversheds Sutherland (US) LLP
Sara Sabour, Esq., Eversheds Sutherland (US) LLP

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